Exhibit 99.1

CooTek Announces Fourth Quarter and Full Year 2019 Unaudited Results

SHANGHAI, China, March 12, 2020 — CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a fast-growing global mobile internet company, today reported unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Highlights

•                      Net revenue was US$69.0 million, an increase of 47% from US$47.0 million during the same period last year.

•                      Gross profit was US$65.1 million, an increase of 49% from US$43.6 million during the same period last year.

•                      Gross profit margin was 94.4%, an increase of 1.8% year-over-year.

•                      Net loss was US$6.6 million, compared with net income US$3.8 million during the same period last year.

•                      Adjusted net loss(1) (Non-GAAP) was US$6.2 million, compared with adjusted net income (Non-GAAP) of US$4.6 million during the same period last year.

•                      Portfolio products continued to be the main driver of revenue growth, contributing nearly 94% of total revenue.

Full Year 2019 Highlights

•                      Net revenue was US$177.9 million, an increase of 33% from US$134.1 million in 2018.

•                      Gross profit was US$162.6 million, an increase of 36% from US$119.2 million in 2018.

•                      Gross profit margin was 91.4%, compared with 88.9% in 2018, an increase of 2.5% year-over-year.

•                      Net loss was US$36.8 million, compared with net income of US$10.1 million last year.

•                      Adjusted net loss (Non-GAAP) was US$33.2 million, compared with adjusted net income (Non-GAAP) of US$12.5 million in 2018.

December 2019 Operational Highlights

•                      The average daily active users (“DAUs”) of the Company’s portfolio products(2) were 24.7 million, an increase of 46% from 16.9 million in December 2018.

•                      The average monthly active users (“MAUs”) of the Company’s portfolio products were 74.6 million, an increase of 62% from 46.1 million in December 2018.

•                      The user engagement(3) of the Company’s portfolio products was approximately 33%, compared with approximately 37% in December 2018.

•                      The average DAUs of TouchPal Smart Input were 137.6 million, a decrease of 2% from 140.8 million in December 2018.

•                      The average MAUs of TouchPal Smart Input were 182.8 million, a decrease of 4% from 190.5 million in December 2018.

•                      The user engagement of TouchPal Smart Input was approximately 75%, compared with approximately 74% in December 2018.

•                      The average DAUs of the Company’s global products(4) were 162.3 million, an increase of 3% from 157.7 million in December 2018.

•                      The average MAUs of the Company’s global products were 257.4 million, an increase of 9% from 236.6 million in December 2018.

“Our performance during the quarter far exceeded our expectations as our business bounced back strongly to regain its growth momentum,” commented Mr. Karl Zhang, CooTek’s Co-Founder and Chairman. “Our ability to derive sophisticated user insights and drive growth remains one of our key core competencies. Our in-house advertisement network grew rapidly during the quarter and beyond. During the first week of March 2020, we generated approximately 60% of our revenue from our ads network. Average revenue per user (“ARPU”) rose as we reduced our dependency on third-party ad partners. Total DAUs of our content-rich portfolio of apps also regained growth momentum, which makes us optimistic about our future growth potential. Our focus remains on empowering everyone to enjoy relevant content seamlessly and we will continue developing and growing our portfolio of content-rich apps to meet the evolving needs of users.”

(1)  “Adjusted net income (loss)” (Non-GAAP) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation. For further information, please see “Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

(2)  “portfolio products” is to the mobile applications that we develop and provide to our users and business partners, which exclude TouchPal Smart Input and TouchPal Phonebook.

(3)  User engagement is calculated by dividing DAUs by MAUs of certain products for a certain period.

(4)  “global products” is to the mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Phonebook. TouchPal Phonebook targets the Chinese domestic market and is different from TouchPal Smart Input and portfolio products that are designed for the global market (including China).

	Portfolio Products			TouchPal Smart Input
	DAUs	MAUs	User Engagement	DAUs	MAUs	User Engagement
	(in millions, except for the percentages)

Mar’ 17	0.1	0.5	20.0%	61.7	96.6	63.9%
Jun’ 17	0.3	0.8	37.5%	75.3	113.8	66.2%
Sep’ 17	0.7	2.3	30.4%	88.7	131.6	67.4%
Dec’ 17	2.9	9.4	30.9%	101.9	148.2	68.8%
Mar’ 18	4.6	14.4	31.9%	115.7	161.6	71.6%
Jun’ 18	7.3	22.2	32.9%	125.4	171.7	73.0%
Sep’ 18	11.0	33.7	32.6%	132.9	180.0	73.8%
Dec’ 18	16.9	46.1	36.7%	140.8	190.5	73.9%
Mar’ 19	23.1	59.8	38.6%	145.9	192.3	75.9%
Jun’ 19	27.6	65.1	42.4%	143.7	190.4	75.5%
Sep’ 19	23.9	67.5	35.4%	140.8	185.1	76.1%
Dec’ 19	24.7	74.6	33.1%	137.6	182.8	75.3%

Fourth Quarter 2019 Financial Results

Net Revenues

(in US$ thousands, except percentage)	4Q 2019	3Q 2019	4Q 2018	QoQ % Change	YoY % Change

Mobile Advertising Revenue	68,465	30,548	46,487	124%	47%
Other Revenue	519	722	558	(28)%	(7)%
Total Net Revenues	68,984	31,270	47,045	121%	47%

Net revenues were US$69.0 million, an increase of 47% from US$47.0 million during the fourth quarter of 2018 and an increase of 121% from US$31.3 million last quarter. The increase was primarily due to an increase in mobile advertising revenue.

Mobile advertising revenue was US$68.5 million, an increase of 47% from US$46.5 million during the fourth quarter of 2018 and an increase of 124% from US$30.5 million last quarter.

Portfolio products accounted for approximately 95%, TouchPal Smart Input accounted for approximately 1% and TouchPal Phonebook accounted for approximately 4% of the mobile advertising revenue.

Cost and Operating Expenses

	4Q 2019		3Q 2019		4Q 2018		QoQ %	YoY %
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	US$	% of revenue	Change	change

Cost of revenues	3,866	6%	3,912	13%	3,487	7%	(1)%	11%
Sales and marketing	63,495	92%	33,463	107%	31,838	68%	90%	99%
Research and development	5,738	8%	6,933	22%	5,833	12%	(17)%	(2)%
General and administrative	2,752	4%	3,387	11%	3,625	8%	(19)%	(24)%
Other operating income, net	(644)	(1)%	(58)	0%	(1,526)	(3)%	1010%	(58)%
Total Cost and Expenses	75,207	109%	47,637	153%	43,257	92%	58%	74%

Share-based compensation expenses by function
Cost of revenues	26	0.0%	25	0.1%	15	0.0%	4%	73%
Sales and marketing	45	0.1%	32	0.1%	55	0.1%	41%	(18)%
Research and development	242	0.4%	700	2.2%	621	1.3%	(65)%	(61)%
General and administrative	133	0.2%	129	0.4%	120	0.3%	3%	11%
Total share-based compensation expenses	446	0.7%	886	2.8%	811	1.7%	(50)%	(45)%

Cost of revenues was US$3.9 million, an 11% increase from US$3.5 million during the same period last year, and a 1% decrease from US$3.9 million last quarter. The year-over-year increase was mainly due to an increase in operational and maintenance-related expenses associated with the Company’s expanding business. The slight sequential decrease was primarily due to a decline in VoIP-related expenses, and was partially offset by an increase in internet data center usage and cloud service expenses.

Gross profit was US$65.1 million, a 49% increase from US$43.6 million during the same period last year, and an increase of 138% from US$27.4 million last quarter. Gross profit margin was 94.4%, compared with 92.6% in the same period last year and 87.5% last quarter.

Sales and marketing expenses were US$63.5 million, an increase of 99% from US$31.8 million during the same period last year, and an increase of 90% from US$33.5 million last quarter. As a percentage of total revenue, sales and marketing expenses accounted for 92%, compared with 68% during the same period last year, and 107% last quarter. The year-over-year increase in sales and marketing expenses as a percentage of total net revenue was primarily due to increased investment in user acquisition that was in line with the Company’s expanding business.

Research and development expenses were US$5.7 million, a decrease of 2% from US$5.8 million during the same period last year and a decrease of 17% from US$6.9 million last quarter. The year-over-year decrease was primarily due to a decline in costs associated with technology R&D staff and share-based compensation expenses. As a percentage of total net revenue, research and development expenses accounted for 8%, compared with 12% during the same period last year and 22% last quarter.

General and administrative expenses were US$2.8 million, a decrease of 24% from US$3.6 million during the same period last year and a decrease of 19% from US$3.4 million last quarter. The sequential and year-over-year decreases were mainly due to a reversal of bad debt provision of US$0.6 million during the fourth quarter of 2019. As a percentage of total net revenue, general and administrative expenses accounted for 4%, compared with 8% during the same period last year and 11% during last quarter.

Other operating income, net was US$0.6 million, compared with other operating income, net US$1.5 million during the same period last year and other operating income, net US$0.06 million last quarter.

Impairment loss of investments was US$0.5 million, compared with nil during the same period last year and last quarter. Considering the deterioration of investee’s financial performance and uncertainty of its ability to generate sufficient cash flow to operate, the Company made a full provision of US$0.5 million in the fourth quarter of 2019.

Net loss was US$6.6 million, compared with net income of US$3.8 million during the same period last year and a net loss of US$16.2 million last quarter.

Adjusted net loss was US$6.2 million, compared with adjusted net income of US$4.6 million in the same period last year and adjusted net loss of US$15.4 million last quarter. The sequential narrowing of the adjusted net loss was mainly due to an increase in revenue while sales and marketing expenses as a percentage of total revenue decreased.

In US$ thousands, except percentage	4Q 2019	3Q 2019	4Q 2018	QoQ % Change	YoY % change

Net (loss) income	(6,646)	(16,246)	3,838	(59)%	(273)%
Add: Share-based Compensation related to share options and restricted share units	446	886	811	(50)%	(45)%
Adjusted Net (Loss) Income (Non-GAAP)	(6,200)	(15,360)	4,649	(60)%	(233)%

Basic and diluted net loss per ADS were US$0.11 and US$0.11, and basic and diluted Adjusted net loss (Non-GAAP) per ADS were US$0.10 and US$0.10.

Balance Sheet and Cash Flows

As of December 31, 2019, cash, cash equivalents and restricted cash were US$60.0 million, compared with US$56.3 million as of September 30, 2019.

Net cash inflow from operating activities during the fourth quarter of 2019 was US$3.2 million, compared with net cash inflow from operating activities of US$13.3 million for the same period in 2018 and net cash outflow from operating activities of US$6.7 million during the last quarter. Cash inflow from operating activities during the fourth quarter of 2019 was mainly due to working capital utilization improvements, and was partially offset by a loss from operations.

Full Year 2019 Financial Results

Net Revenue

(in US$ thousands, except percentage)	2019	2018	YoY % Change

Mobile Advertising Revenue	175,041	131,287	33%
Other Revenue	2,843	2,823	1%
Total Net Revenue	177,884	134,110	33%

Net revenue was US$177.9 million, an increase of 33% from US$134.1 million in 2018, primarily due to an increase in mobile advertising revenue.

Mobile advertising revenue was US$175.0 million, an increase of 33% from US$131.3 million in 2018, primarily due to the growth in the number of DAUs of the Company’s portfolio products.

Portfolio products accounted for approximately 85%, TouchPal Smart Input accounted for approximately 6%, and TouchPal Phonebook contributed approximately 9% of mobile advertising revenue, compared with 63%, 22%, and 15% during full year 2018, respectively.

Cost and Operating Expenses

	2019		2018
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	YoY % change
Cost of revenue	15,301	9%	14,933	11%	2%
Sales and marketing	157,029	88%	80,730	60%	95%
Research and development	26,936	15%	19,325	14%	39%
General and administrative	16,256	9%	10,729	8%	52%
Other operating income, net	(873)	0%	(1,609)	(1)%	(46)%
Total Cost and Expenses	214,649	121%	124,108	92%	73%

Cost of revenue was US$15.3 million, an increase of 2% from US$14.9 million in 2018, mainly due to an increase in operational and maintenance costs, and was partially offset by a decrease in VoIP-related expenses.

Gross profit was US$162.6 million, an increase of 36% from US$119.2 million in 2018. Gross profit margin was 91.4%, compared with 88.9% in 2018.

Sales and marketing expenses were US$157.0 million, an increase of 95% from US$80.7 million in 2018. As a percentage of total net revenue, sales and marketing expenses accounted for 88%, an increase from 60% in 2018, primarily due to increased investment in user acquisition.

Research and development expenses were US$26.9 million, an increase of 39% from US$19.3 million in 2018, mainly due to an increase in costs associated with technology R&D staff. As a percentage of total net revenue, research and development expenses accounted for 15%, increasing from 14% in 2018.

General and administrative expenses were US$16.3 million, an increase of 52% from US$10.7 million in 2018, primarily due to an increase of US$4.1 million in bad debt provision. As a percentage of total net revenue, general and administrative expenses accounted for 9%, increasing from 8% in 2018.

Other operating income, net was US$0.9 million, a decrease from US$1.6 million in 2018. Other operating income primarily consisted of government subsidies received by the Company and contingent liabilities associated with an intellectual property infringement lawsuit.

Net loss was US$36.8 million, compared with net income of US$10.1 million in 2018.

Adjusted net loss was US$33.2 million in 2019, compared with adjusted net income of US$12.5 million in 2018.

In US$ thousands, except percentage	2019	2018	YoY % change

Net (loss) income	(36,846)	10,147	(463)%
Add: Share-based Compensation related to share options and restricted share units	3,662	2,360	55%
Adjusted Net (Loss) Income (Non-GAAP)	(33,184)	12,507	(365)%

In 2019, the basic and diluted net loss per ADS were US$0.58 and US$0.58, respectively. Basic and diluted Adjusted Net Loss (Non-GAAP) per ADS were US$0.53 and US$0.53, respectively.

Balance Sheet and Cash Flow

As of December 31, 2019, Cash, cash equivalents and restricted cash were US$60.0 million, compared with US$84.9 million as of December 31, 2018.

Net cash outflow from operating activities in 2019 was US$15.7 million, compared with inflow from operations of US$23.1 million in 2018. Net cash outflow from operating activities was primarily a result of the net loss, and was partially offset by working capital utilization improvements.

Net cash outflow from investing activities in 2019 was US$5.3 million, which was primarily attributable to the purchase of property and equipment.

Share Repurchase Plan

On November 26, 2018, the Company announced a share repurchase program (the “2018 Program”) whereby the Company is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$15 million during the 12-month period from November 30, 2018. The 2018 Program was terminated during the fourth quarter of 2019. The Company repurchased an aggregate of 1.7 million ADSs for a total consideration of US$13.7 million under the 2018 Program. The Company netted the cancellation of treasury stock with additional paid in capital.

On November 20, 2019, the Company announced a new share repurchase program (the “2019 Program”) whereby the Company is authorized to repurchase its class A ordinary shares in the form of ADSs with an aggregate value of up to US$6 million during the 6-month period starting from November 20, 2019. As of December 31, 2019, the Company had used an aggregate of US$1.1 million to repurchase 0.2 million ADSs under the 2019 Program and recorded as treasury stock.

Business Outlook

For the first quarter of 2020, CooTek expects total revenue to be above US$85 million, representing above 112% increase year-over-year.

Conference Call and Webcast

CooTek’s management team will host a conference call at 8:00 AM U.S. Eastern Time on Thursday, March 12, 2020 (8:00 PM Beijing Time on the same day), following the results announcement.

The dial-in details for the live conference call are:

United States: 1-888-346-8982

Hong Kong: 800-905-945

China: 4001-201-203

International: 1-412-902-4272

Please dial in 15 minutes before the call is scheduled to begin. When prompted, ask to be connected to the CooTek (Cayman) Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of CooTek’s website at https://ir.cootek.com/.

About CooTek (Cayman) Inc.

CooTek is a fast-growing global mobile internet company. The mission of CooTek is to empower everyone to express themselves and enjoy relevant content seamlessly. The Company’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users. Focusing on 5 verticals of fitness, lifestyle, healthcare, short videos and entertainment, CooTek has developed multiple rapidly growing content-rich portfolio apps with news feed to deliver relevant content.

Non-GAAP Financial Measure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses non-GAAP financial measure of adjusted net (loss) income that is adjusted from results based on GAAP to exclude the impact of share-based compensation, and Adjusted EBITDA that is net (loss) income excluding interest income and expense, income taxes, depreciation, and share-based compensation. The measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

The Company believes that the non-GAAP measure help identify underlying financial and business trends relating to the Company’s results of operations that could otherwise be distorted by the effect of certain expenses that the Company include in (loss) income from operations and net (loss) income. By making the Company’s financial results comparable period over period, the Company believes adjusted net (loss) income and Adjusted EBITDA provides useful information to better understand the Company’s historical business operations and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision-making. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from the non-GAAP measure. The table at the bottom of this press release includes details on the reconciliation between GAAP financial measure that is most directly comparable to the non-GAAP financial measure the Company has presented.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Jean Zhang

Email: IR@cootek.com

Christensen
In China
Mr. Christian Arnell
+86-10-5900-1548
carnell@christensenir.com

In US
Ms. Linda Bergkamp
+1-480-614-3004
lbergkamp@christensenir.com

CooTek (Cayman) INC.

Unaudited Condensed Consolidated Statement of Operations

(in thousands, except for share and per share data)

	Three Months Ended			Year Ended

	December 31,	September 30,	December 31,	December 31,
	2018	2019	2019	2018	2019
	US$	US$	US$	US$	US$

Net revenues	47,045	31,270	68,984	134,110	177,884
Cost of revenues	(3,487)	(3,912)	(3,866)	(14,933)	(15,301)
Gross Profit	43,558	27,358	65,118	119,177	162,583
Operating expenses:
Sales and marketing expenses	(31,838)	(33,463)	(63,495)	(80,730)	(157,029)
Research and development expenses	(5,833)	(6,933)	(5,738)	(19,325)	(26,936)
General and administrative expenses	(3,625)	(3,387)	(2,752)	(10,729)	(16,256)
Other operating income, net	1,526	58	644	1,609	873
Total operating expenses	(39,770)	(43,725)	(71,341)	(109,175)	(199,348)
Income (loss) from operations	3,788	(16,367)	(6,223)	10,002	(36,765)
Impairment loss of investments	—	—	(500)	—	(500)
Interest income, net	107	118	55	215	764
Foreign exchange (loss) gain	(57)	3	22	(70)	(343)
Income (loss) before income taxes	3,838	(16,246)	(6,646)	10,147	(36,844)
Income tax expense	—	—	—	—	(2)
Net income (loss)	3,838	(16,246)	(6,646)	10,147	(36,846)
Net income (loss) per ordinary share
Basic	0.001	(0.005)	(0.002)	0.003	(0.01)
Diluted	0.001	(0.005)	(0.002)	0.003	(0.01)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	3,143,398,375	3,148,392,266	3,129,987,962	1,464,257,884	3,155,082,983
Diluted	3,259,214,404	3,148,392,266	3,129,987,962	1,591,094,630	3,155,082,983
Non-GAAP Financial Data
Adjusted Net Income (loss)	4,649	(15,360)	(6,200)	12,507	(33,184)
Adjusted EBITDA	4,887	(14,469)	(5,346)	13,445	(30,940)

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

	As of
	December 31, 2018	December 31, 2019
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	84,860	59,906
Restricted cash	—	60
Short-term investment	—	572
Accounts receivable, net of allowance for doubtful accounts of $1,286 as of December 31, 2018 and $1,774 as of December 31, 2019, respectively	23,374	27,255
Prepaid expenses and other current assets	4,942	7,848
Total current assets	113,176	95,641
Long-term investments	500	—
Property and equipment, net	4,203	5,669
Intangible assets, net	8	268
Other non-current assets	556	259
TOTAL ASSETS	118,443	101,837
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	24,781	37,878
Short-term bank borrowings	—	9,013
Accrued salary and benefits	4,535	5,598
Accrued expenses and other current liabilities	3,582	5,956
Deferred revenue	344	3,888
Total current liabilities	33,242	62,333
Other non-current liabilities	878	596
TOTAL LIABILITIES	34,120	62,929

Unaudited Condensed Consolidated Balance Sheets (continued):

(in thousands, except for share and per share data)

	As of
	December 31, 2018	December 31, 2019
	US$	US$

Shareholders’ Equity:
Ordinary shares	32	31
Treasury Stock	(2,499)	(1,064)
Additional paid-in capital	204,701	194,972
Accumulated deficit	(116,752)	(153,598)
Accumulated other comprehensive loss	(1,159)	(1,433)
Total Shareholders’ Equity	84,323	38,908
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	118,443	101,837

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands, except for share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2018	2019	2019	2018	2019
	US$	US$	US$	US$	US$

Net cash provided by (used in) operating activities	13,300	(6,689)	3,237	23,105	(15,663)
Net cash used in investing activities	(1,791)	(775)	(1,235)	(3,654)	(5,332)
Net cash (used in) provided by financing activities	43,734	1,494	1,436	40,169	(3,797)
Net increase (decrease) in cash and cash equivalents	55,243	(5,970)	3,438	59,620	(24,792)
Cash, cash equivalents, and restricted cash at beginning of period	29,448	62,774	56,270	27,026	84,860
Effect of exchange rate changes on cash and cash equivalents	169	(534)	258	(1,786)	(102)
Cash, cash equivalents, and restricted cash at end of period	84,860	56,270	59,966	84,860	59,966

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,
	2018	2019	2019	2018	2019
	US$	US$	US$	US$	US$

Net income (loss)	3,838	(16,246)	(6,646)	10,147	(36,846)
Add:
Share-based compensation related to share options and restricted share units	811	886	446	2,360	3,662
Adjusted Net Income (Loss) (Non-GAAP)*	4,649	(15,360)	(6,200)	12,507	(33,184)
Add:
Interest income, net	(107)	(118)	(55)	(215)	(764)
Income taxes	—	—	—	—	2
Depreciation	345	1,009	909	1,153	3,006
Adjusted EBITDA (Non-GAAP)*	4,887	(14,469)	(5,346)	13,445	(30,940)

* The tax impact to the non-GAAP adjustments is zero.